

By Electronic Mail

October 18, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
Issuer CIK: 0001667919
Issuer File Number: 333-210186 / 811-23147
Form Type: 8-A12B
Filing Date: October 18, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated August 29, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Vest U.S. Equity Uncapped Accelerator ETF – October, (UXOC)
- FT Vest U.S. Equity Max Buffer ETF – October, (OCTM)
- FT Vest Nasdaq-100 Conservative Buffer ETF – October, (QCOC)
- FT Vest U.S. Equity Quarterly 2.5 to 15 Buffer ETF, (DHDG)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Natalie Panasiuk
Manager, Listing Qualifications